EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Ordinary Shares of DPC Holdings PLC.

EXECUTED this 11th day of August, 2026.

HILL CITY CAPITAL MASTER FUND LP

By: HILL CITY CAPITAL GP LLC,
its General Partner

By: /s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL GP LLC

By: /s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL LP

By: HILL CITY GP LLC,
its General Partner

By: /s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY GP LLC

By: /s/ Herbert Frazier
Herbert Frazier
Managing Member

/s/ Herbert Frazier
Herbert Frazier